UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, July 26th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco and Leader Magazine create Partnership for Leader Cards

Dear Sirs,

     Banco Bradesco S.A. (Bradesco) and União de Lojas Leader S.A. (Leader Magazine), a retailer mainly operating in the markets of Rio de Janeiro and Espírito Santo states, announce the creation of a partnership for the management of Leadercard, one of the five largest “Private Label” credit card companies in Brazil.

     Leadercard has a portfolio of 2.3 million “Private Label” cards, with sales in the first half of 2005 of nearly R$151 million.

     In addition, the partners agreed the start up of a financing company, subject to the Central Bank of Brazil’s approval. Leadercard’s client portfolio will be its core business. Bradesco and Leader Group will have equal equity participation in this operation.

     Besides increasing the card base of Leadercard, with respective higher sales, the partnership will provide Leader’s clients with the opportunity to access banking products and services offered by Bradesco, such as, insurance, private pension plans, consortium purchase plans, savings bonds, personal loan, bills collection and other activities inherent to the banking correspondent operation.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.